June 28, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          PACCAR Financial Corp.
                Form 10-K for the Year Ended December 31, 2006
                Filed February 26, 2007
                File No. 001-11677

Dear Mr. Spirgel,

This letter is in response to the Staff’s comments set forth in your letter dated June 18, 2007, regarding PACCAR Financial Corp.’s Form 10-K for the year ended December 31, 2006.  For convenience, each of the Staff’s comments has been reproduced in italics.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.              We note your discussion of the results of operations on page 11.  In future filings, please provide a more robust discussion of your results of operations including quantifying the impact of the substantial drivers behind the changes in your significant income statement line items, to the extent necessary for a clear understanding of your business as a whole.  For example, we note your discussion of interest and other revenues in 2006 attributes the increase to higher earning assets and higher interest rates but it does not separately quantify the impact of each factor.  Refer to FR-72.

In future filings, the Company will quantify the impact of the primary causes of changes in significant income statement line items, such as the impact of changes in earning assets and changes in interest rates on interest and other revenues, changes in debt balances and changes in interest rates on interest expense.

Financial Statements and Notes

Note D — Transactions with PACCAR and Affiliates, page 25

2.              Refer to Defined Benefit Pension Plan.  We note your disclosures that “[s]eparate allocations of plan assets and defined benefit plan obligations relating to the Company have not been made.”  Explain to us your GAAP basis in not recording these assets and liabilities in the financial statements.

The Company will include the following disclosure in future filings (example below is based on December 31, 2006 data):

Company employees and PACCAR employees are covered by a defined benefit pension plan and an unfunded post-retirement medical and life insurance plan, both sponsored by PACCAR.  The assets and liabilities of these plans are reflected on the balance sheets of PACCAR.  PACCAR contributes to the plans and allocates the expenses to the Company based principally on the number of eligible plan participants.  Allocated expenses for the defined benefit pension plan and the unfunded post-retirement medical and life insurance plan were $1.7, $1.1 and $.9, for years 2006, 2005 and 2004, respectively.  Management considers these charges reasonable and similar to the costs that would be incurred if the Company maintained its own plans.

Company employees and PACCAR employees are also covered by a defined contribution plan, sponsored by PACCAR.  Costs incurred by the Company for defined contribution plan benefits are based on the actual contribution made on behalf of participating employees and were $1.1 for each of the three years ended December 31, 2006.

Expenses for the defined benefit pension plan, the unfunded post-retirement medical and life insurance plan and the defined contribution plan are included as selling, general and administrative expenses.

3.               Refer to the last paragraph of the section.  We note your disclosures that $34.9 million and $20.8 million payable to PACCAR’s truck division in 2006 and 2005, respectively, are recorded within “accounts payable, accrued expense and other” line item in the balance sheets.  In future filings, please separately identify these related party payable on the face of the financial statements.  Refer to Rule 4-08 (k) of Regulation S-X.

In future filings, these related party payables will be separately identified on the face of the financial statements.

The Company acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cathy A. MacLeod
Cathy A. MacLeod
Controller